SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Sears, Roebuck and Co.
(Name of Issuer)

Common Stock, par value $0.75 per share
(Title of Class of Securities)

812387-10-8
(CUSIP Number)

Jeffrey A. Ruiz Deutsche Bank AG c/o Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005 (212) 250-3667
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812387-10-8	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deutsche Bank AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,449,160
	8	SHARED VOTING POWER 295,553
	9	SOLE DISPOSITIVE POWER 11,449,160
	10	SHARED DISPOSITIVE POWER 295,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,744,713
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.39%
14	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 812387-10-8	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deutsche Bank Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐ N/A
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 295,553
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 295,553
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%
14	TYPE OF REPORTING PERSON* BD

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $0.75 par value per share (the “Shares”) of Sears, Roebuck and Co., a New York corporation (the “Issuer” or “Sears”). The principal executive offices of Sears are located at 3333 Beverly Road, Hoffman Estates, Illinois, 60179.

Item 2. Identity and Background.

     This Statement is being filed by Deutsche Bank Securities Inc. (“DBSI”) and Deutsche Bank AG (“Deutsche Bank”, together with DBSI, the “Reporting Persons” and each, a “Reporting Person”). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation (“DBUSFM”). DBUSFM is a wholly-owned subsidiary of Deutsche Bank Americas Holding Corporation, a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of Deutsche Bank. Deutsche Bank is organized under the laws of the Federal Republic of Germany. The securities acquired by Deutsche Bank covered by this Statement were acquired through the London Branch of Deutsche Bank, which is licensed by the United Kingdom banking authority.

     The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. The address of the principal office of DBSI is 60 Wall Street, New York, New York 10005.

     The principal business of Deutsche Bank is the provision of financial and related services. Deutsche Bank is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies.

     DBSI is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Securities Investor Protection Corporation, New York Stock Exchange and a number of other securities self-regulatory organizations. In addition, DBSI is registered with the Commodity Futures Trading Commission as a futures commission merchant and is a member of the National Futures Association, Chicago Mercantile Exchange and several other futures self-regulatory organizations. DBSI is headquartered in New York City and offers a full range of broker-dealer services, including sales and trading expertise in equity and fixed income securities, derivatives and structured products, portfolio trading, prime brokerage services, and research. DBSI also assists investment banking clients with public and private offerings in the equity and debt capital markets, and provides advisory services in strategic areas such as mergers, acquisitions, and corporate restructurings.

     In addition, in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, “CIB”) of Deutsche Bank and its subsidiaries and affiliates. This filing does not reflect securities, if any, beneficially owned by any other business group of Deutsche Bank. Consistent with Rule 13d-4 under the Exchange Act, this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Exchange Act, the beneficial owner of any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner, or other manager, to the extent interests in such entities are held by persons other than CIB.

     Set forth on Schedule A to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of Deutsche Bank that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.

     During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedule A to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     As of February 28, 2005, Deutsche Bank held 135 Shares in a risk arbitrage account. The purchase prices for Shares purchased in this account for the period January 9, 2005 through March 10, 2005 are set forth in Schedule B.

     As of February 28, 2005, Deutsche Bank directly held 11,200,560 Shares and 2,486 call options, which options were at the time immediately exercisable into 100 Shares each (each such option to acquire 100 Shares, an “Option”). As of February 28, 2005, DBSI directly held 187,153 Shares and 1,084 Options. The funds used by the Reporting Persons to make these acquisitions and the acquisitions described in Schedule B to this Statement, came from working capital.

Item 4. Purpose of Transaction.

     The Reporting Persons are filing this Statement on Schedule 13D because Deutsche Bank held Shares in a risk arbitrage account and therefore may not be eligible to file on Schedule 13G. See Colish, Faith (No-Act., Available March 24, 1980).

     DBSI acquired all of its Shares and Options of the Issuer in the ordinary course as part of its proprietary trading activities or on behalf of managed accounts.

     Deutsche Bank acquired 11,200,425 Shares and 2,486 Options in the ordinary course as part of its proprietary trading activities, on behalf of managed accounts or in order to hedge its exposure to certain derivative contracts entered into with its clients. As of February 28, 2005, Deutsche Bank held 135 Shares in a risk arbitrage account. This account may employ a risk arbitrage trading strategy in order to profit from the proposed merger of Sears and Kmart Holdings Corporation (the “Merger”). As of the filing date (and since March 1, 2005) Deutsche Bank held no Shares in the risk arbitrage account.

     A shareholder meeting for holders of the Shares has been announced for March 24, 2005 to vote on the proposed Merger (the “Shareholder Meeting”).

     Each of the Reporting Persons will review, from time to time, its holdings of Shares and the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, each of the Reporting Persons may consider, from time to time, various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions or otherwise. Such actions may also involve voting any Shares at the Shareholder Meeting.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

     (a-b) As of February 28, 2005:

     Deutsche Bank directly and, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 11,449,160 Shares representing approximately 5.25% of the outstanding Shares of the Issuer. Of these Shares 248,600 represent Shares that Deutsche Bank has a right to acquire in connection with ownership of Options.

     DBSI directly and, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owned 295,553 Shares representing approximately 0.14% of the outstanding Shares of the Issuer. Of these Shares, 108,400 represent Shares that DBSI has a right to acquire in connection with ownership of Options.

     The percentages in this Item 5 are based on 217,638,851 shares of common stock reported to be outstanding as of January 31, 2005 on the Form 10-K filed with the SEC by the Issuer for the year ended December 31, 2004.

     Deutsche Bank, as the parent of DBSI, may be deemed to share voting and dispositive power with respect to the Shares beneficially owned by DBSI. Accordingly, as of February 28, 2005, Deutsche Bank may be deemed to have beneficially owned an aggregate of 11,744,713 Shares, representing 5.39% of the outstanding Shares of the Issuer.

     To the best knowledge of the Reporting Persons, and except as described in this Statement, neither the Reporting Persons nor any of the persons listed on Schedule A to this Statement beneficially own any securities of the Issuer.

     (c) Schedule B to this Statement, which is incorporated herein by reference, sets forth the transactions in the Shares effected by Deutsche Bank in its arbitrage accounts during the period from January 9, 2005 through March 10, 2005. The transactions set forth in Schedule B to this Statement were effected on the New York Stock Exchange and/or the OTC market.

     (d) No other person is known by the Reporting Persons to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In the ordinary course of business, and unrelated to the risk arbitrage activities which have caused this Schedule 13D filing, Deutsche Bank enters into derivative contracts with its clients relating to the Shares. In order to hedge its exposure to these derivative contracts Deutsche Bank will generally acquire an offsetting position in the Shares.

Item 7. Material to be Filed as Exhibits.

     Attached as Exhibit 1 to this Statement is the Joint Filing Agreement dated March 10, 2005, between Deutsche Bank AG and Deutsche Bank Securities Inc.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2005

DEUTSCHE BANK AG

By:	/s/ Jeffrey A. Ruiz

	Name:	Jeffrey A. Ruiz
	Title:	Vice President

DEUTSCHE BANK AG

By:	/s/ Pasquale Antolino

	Name:	Pasquale Antolino
	Title:	Associate

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Christopher J. Mahon

	Name:	Christopher J. Mahon
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jeffrey A. Ruiz

	Name:	Jeffrey A. Ruiz
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement dated March 10, 2005, between Deutsche Bank AG and Deutsche Bank Securities Inc.